UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

HealthSport, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
42223C 10 6
(CUSIP Number)
Stephen R. Boatwright, Esq.
Keller Rohrback, PLC
3101 North Central Ave., Suite 1400
Phoenix, AZ 85012
(602) 248-0088
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 1, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42223C 10 6

1	NAMES OF REPORTING PERSONS Supplemental Manufacturing & Ingredients LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		18,581,561

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		50,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,581,561

WITH	10	SHARED DISPOSITIVE POWER

		50,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	68,581,561

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	56.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (limited liability company)

CUSIP No.	42223C 10 6

1	NAMES OF REPORTING PERSONS Kevin Taheri

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		68,581,561

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

68,581,561

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,581,561

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

56.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	. 42223C 10 6

1	NAMES OF REPORTING PERSONS Ferrel H. Raskin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		68,581,561

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

68,581,561

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,581,561

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

56.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	42223C 10 6

1	NAMES OF REPORTING PERSONS Donald N. Raskin, Trustee of the Raskin Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		68,581,561

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

68,581,561

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,581,561

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

56.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	42223C 10 6
Item 1. Security and Issuer.
This statement on Schedule 13D relates to the Common Stock, par value $0.00001 per share (the “Common Stock”) of HealthSport, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1620 Beacon Pl. Oxnard, CA 93033.
Item 2. Identity and Background.
(a)
This statement on Schedule 13D is being filed by (i) Supplemental Manufacturing & Ingredients LLC (“SMI”), with respect to Common Stock directly and beneficially owned by it; (ii) Mr. Kevin. Taheri, a U.S. citizen, who is a member and manager of SMI; (iii) Mr. Ferrel H. Raskin, a U.S. citizen, who is a member and manager of SMI; and (iv) Mr. Donald N. Raskin, a U.S. citizen, as trustee of the Raskin Family Trust which is a member of SMI. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The address of each Reporting Person is 2401 W. 1st Street, Tempe, Arizona 85281.

(c)
SMI is in the business of manufacturing protein drinks, food products and dietary supplements. Mr. Taheri’s principal occupation is Chief Executive Officer of SMI. He is also a director and Chief Executive Officer of the Issuer. Mr. Ferrel Raskin’s principal occupation is Chairman of the Board of SMI. He also serves as a director of the Issuer. Mr. Donald Raskin is retired.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
No Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
SMI purchased 1,914,894 shares of Common Stock on November 16, 2009 pursuant to a Manufacturing License Agreement with InnoZen, Inc., a wholly-owned subsidiary of the Issuer, dated August 13, 2009. Such shares were purchased with working capital from the Issuer for $0.235 per share. SMI purchased the balance of 66,666,667 share of Common Stock pursuant to a Stock Purchase Agreement with the Issuer dated November 6, 2009. The purchase price per share was $0.15, which was paid with $2,000,000 in cash on December 1, 2009 and the balance of $8,000,000 pursuant to a Promissory Note dated December 1, 2009. SMI paid the Issuer $500,000 under the Promissory Note on or about December 1, 2009. The funds paid to date under the Stock Purchase Agreement were from SMI’s working capital. The Promissory Note is secured by a Pledge Agreement of the same date, pursuant to which 53,333,334 shares of

CUSIP No.	42223C 10 6
Common Stock were placed into escrow. Pursuant to the Stock Pledge Agreement, the Issuer has the right to vote all shares of Common Stock subject thereto, which as of the date hereof was approximately 50,000,000 shares. Each of the Stock Purchase Agreement, Promissory Note and Pledge Agreement were amended on March 19, 2010, which extended the payment terms under the Note and further delineated SMI’s payment obligations with respect to the Issuer’s operations. The Manufacturing License Agreement, the Stock Purchase Agreement, the Promissory Note, the Pledge Agreement and the aforementioned amendments thereto are attached hereto as Exhibits 1 through 7 (collectively, the “Stock Purchase Documents”). The descriptions herein of the Stock Purchase Documents are qualified in their entirety by reference to such agreements.
The information set forth or incorporated in Items 4 and 6 hereof is incorporated herein by reference.
Item 4. Purpose of Transaction.
The information set forth or incorporated in Items 3 and 6 hereof is incorporated herein by reference.
SMI purchased the shares of Common Stock pursuant to the Stock Purchase Documents for investment purposes. SMI acquired the shares because the Reporting Persons favorably regard the overall business operations and long-term prospects of the Issuer and are supportive of the Issuer’s ongoing efforts to grow the business. The Reporting Persons intend to review the SMI’s investment in the Issuer on an ongoing basis. Depending on their review and evaluation of the business and prospects of the Issuer, applicable securities laws and the price level of the Common Stock, or such other factors as they may deem relevant, the Reporting Persons may directly of indirectly acquire additional shares of Common Stock or other securities of the Issuer, may sell all or any part of their Common Stock pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933 (the “Securities Act”), may distribute Common Stock to various of their members or may engage in any combination of the foregoing.
The Stock Purchase Documents, as amended, provide, among other items, the following:
(i) Upon the closing of the Stock Purchase Agreement, the Issuer’s Board of Directors was expanded from six members to seven. SMI obtained the right to appoint four members of the Board of Directors. In connection therewith, three members resigned. Messrs Taheri and Ferrel Raskin were two of the four directors appointed by SMI;
(ii) The Promissory Note provides for the following payments: $2,050,000 on or before May 15, 2010; $2,500,000 on or before July 15, 2010 and the remaining principal and interest on or before September 15, 2010;
(iii) In addition, if prior to payment of the May 15, 2010 installment the Issuer has insufficient funds to pay (a) its accounts payable as of March 19, 2010, (b) any obligations incurred in the ordinary course of business after March 19, 2010 or (c) any payments due related to the improvements to its Oxnard plant, SMI is obligated to advance the issuer sufficient funds to make those payments. SMI’s obligation to make

CUSIP No.	42223C 10 6
advances for expense reimbursement under clause (a) and (b) above is limited to an aggregate of $1,000,000 and its obligation under clause (c) is limited to an aggregate of $700,000. Any such advance payments will be credited against the May 15, 2010 payment obligation under the Promissory Note.
(iv) The Promissory Note originally provided that the payment obligations were non-recourse and that the Issuer was limited to a foreclosure action pursuant to the Pledge Agreement and removal of SMI’s director appointees from its Board of Directors as its exclusive remedies for SMI’s breach of its obligations under the Promissory Note. The Amendment to the Promissory Note modifies the terms to provide that if SMI fails to make a scheduled payment under the Promissory Note and such failure continues for a period of two (2) days then SMI is obligated to pay the Issuer an amount in cash so that the amount of money available in its corporate bank account equals $500,000. The obligation to pay up to $500,000 is a recourse obligation to SMI.
(v) Upon any payment pursuant to the Promissory Note, SMI is entitled to a release of shares from the Pledge Agreement at the rate of $0.15 per share.
(vi) The Issuer is required to issue additional shares of Common Stock to SMI so that SMI maintains a 55% ownership stake in the aggregate of (a) those shares outstanding as of the date of the Stock Purchase Agreement, (b) any shares issued to SMI due to certain undisclosed liabilities that are described in the Stock Purchase Agreement and (c) any shares issued to third parties from the exercise of options, warrants or other derivative securities that were either outstanding or reserved for issuance as of the date the Stock Purchase Agreement closed. The time period of the Issuer’s obligation to issue such shares to SMI is September 15, 2011.
(vii) The Issuer is required to issue additional shares of Common Stock to SMI in the event it has certain undisclosed liabilities that are described in the Stock Purchase Agreement. It is required to issue shares to SMI in the event of an undisclosed liability in an amount equal to 55% of such undisclosed liability multiplied by $0.15. The time period of this obligation to issue such shares to SMI is September 15, 2010.
(viii) If on September 15, 2010 the shares issued under the Stock Purchase Agreement together with any shares issued to SMI pursuant to either of the provisions summarized in items (vi) and (vii) above equal less than 55% of the outstanding Common Stock, then SMI has the right to purchase the number of shares of our Common Stock so that SMI owns 55% of the shares of Common Stock outstanding as of September 15, 2010. The Amendment to the Stock Purchase Agreement extended the measuring date with respect to such option from June 30, 2010 to September 15, 2010 and the date such option expires from August 31, 2010 to November 30, 2010.
(ix) The Issuer maintains the right to vote all shares held pursuant to the Stock Pledge Agreement. In addition, in the event of a default under the Stock Purchase Documents, the Issuer may cause the resignation of the four SMI-appointed directors from the Issuer’s Board of Directors.
Except as set forth in this Schedule 13D, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in parts (a) through (j) of Item 4 of Schedule 13D. However, as part

CUSIP No.	42223C 10 6
of its ongoing review of investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such events or matters, or may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other parties regarding such matters.
Item 5. Interest in Securities of the Issuer.
(a) As of the close of business on April 22, 2010, SMI beneficially owned 68,581,561 shares of Common Stock, representing approximately 56.2% of the 122,082,717 shares of Common Stock reported to be outstanding by the Issuer’s transfer agent on such date. Kevin Taheri, as a manager and member of SMI, Ferrel Raskin, as a manager and member of SMI, and Donald Raskin, as trustee of the Raskin Family Trust, a member of SMI, may each be deemed to indirectly beneficially own 68,581,561 shares, representing approximately 56.2% of the shares of Common Stock.
(b) SMI has the sole power to vote or to direct the vote and to dispose or direct the disposition of all shares of Common Stock beneficially owned by it, except for 50,000,000 shares which are subject to the Stock Pledge Agreement and as to which the Issuer maintains voting rights and which may not be disposed of until released therefrom. The information set forth or incorporated in Items 3, 4 and 6 hereof is incorporated herein by reference. Kevin Taheri, Ferrel Raskin and Donald Raskin indirectly have the power to vote, direct the vote, dispose and direct the disposition of 18,581,561 shares of Common Stock, excluding the 50,000,000 shares subject to the Stock Pledge Agreement.
(c) Except as disclosed in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.
(d) Each member of SMI that has the right to participate in the investment in these shares of Common Stock has the right to receive dividends from, or proceeds from the sale of investments by SMI, including the shares of Common Stock, in accordance with their membership interests in SMI and subject to the terms and conditions of SMI’s operating agreement and the terms of the Stock Purchase Documents described herein.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth or incorporated in Items 3 and 4 hereof is incorporated herein by reference. The summaries of the Stock Purchase Documents set forth in Items 3 and 4 hereof do not purport to be complete and each is qualified in its entirety incorporated by reference to the complete text of such agreement attached hereto as Exhibits 1 through 7, respectively, which are incorporated herein by reference. The Reporting Persons have executed a Joint Filing Agreement, pursuant to which they agreed to the joint filing of each of the statements on Schedule 13D with respect to securities of the Issuer to the extent required by applicable law, a

CUSIP No.	42223C 10 6
copy of which is attached hereto as Exhibit 8 and incorporated herein by this reference. Other than as described herein or set forth on an Exhibit hereto, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7. Material To Be Filed As Exhibits.
Exhibit 1 — Manufacturing License Agreement by and between InnoZen, Inc. and Supplemental Manufacturing & Ingredients LLC dated August 13, 2009 (incorporated by reference to Exhibit 10.1 to the Form 10-Q/A filed by the Issuer with the Securities and Exchange Commission on April 14, 2010)
Exhibit 2 — Stock Purchase Agreement by and between HealthSport, Inc. and Supplemental Manufacturing & Ingredients LLC dated November 6, 2009 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 10, 2009)
Exhibit 3 — Promissory Note issued by Supplemental Manufacturing & Ingredients LLC to HealthSport, Inc. dated December 1, 2009 (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 10, 2009)
Exhibit 4 — Stock Pledge Agreement by and between HealthSport, Inc. and Supplemental Manufacturing & Ingredients LLC dated December 1, 2009 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 10, 2009)
Exhibit 5 — Amendment to Stock Purchase Agreement by and between HealthSport, Inc. and Supplemental Manufacturing & Ingredients LLC dated March 19, 2010 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 25, 2010)
Exhibit 6 — Amendment to Promissory Note by and between HealthSport, Inc. and Supplemental Manufacturing & Ingredients LLC dated March 19, 2010 (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 25, 2010)
Exhibit 7 — Amendment to Stock Pledge Agreement by and between HealthSport, Inc. and Supplemental Manufacturing & Ingredients LLC dated March 19, 2010 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 25, 2010)
Exhibit 8 — Joint Filing Agreement by and among Supplemental Manufacturing & Ingredients LLC, an Arizona limited liability company, Kevin Taheri, Ferrel H. Raskin and Donald N. Raskin, Trustee, dated April 22, 2010

CUSIP No.	42223C 10 6
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 27, 2010

Supplemental Manufacturing & Ingredients LLC
By:	/s/ Ferrel H. Raskin
Its: CEO

/s/ Kevin Taheri
Kevin Taheri,
In his individual capacity

/s/ Ferrel H. Raskin
Ferrel H. Raskin,
In his individual capacity

/s/ Donald N. Raskin
Donald N. Raskin, Trustee of the
Raskin Family Trust